

April 12, 2011

Mr. Kenneth J. Cutillo
Principal Executive Officer
Boston Financial Tax Credit Fund VIII, L.P.
101 Arch Street
Boston, Massachusetts 02110-1106

> **Re: Boston Financial Tax Credit Fund VIII, L.P.**
> **Form 10-K for the year ended 3/31/2010**
> **Filed on 6/30/2010**
> **File No. 000-26522**

Dear Mr. Kenneth J. Cutillo:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief